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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:     001-32295

Adherex Technologies Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

4620 Creekstone Drive, Suite 200, Durham, North Carolina 27703 (919) 484-8484

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, No Par Value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR240.12d2-2(a)(2)

☐	17CFR240.12d2-2(a)(3)

☐	17CFR240.12d2-2(a)(4)

☐	Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with its rules to the Exchange and the requirement of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Adherex Technologies Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 20, 2009	By:	/s/ D. Scott Murray	Senior Vice President and General Counsel
Date	Name:	D. Scott Murray	Title

SEC1654(03-06)